UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*




                            The Bon-Ton Stores, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   09776J 101
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                October 30, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.                                       [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     Page 1 of 6 sequentially numbered pages

                                  SCHEDULE 13D

CUSIP No. 09776J 10 1                                          Page 2 of 7 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          ROBERT M. RAIFF

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                              (a) [ ]
                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS (See instructions)

          AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                 [  ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES CITIZEN

  NUMBER OF         7   SOLE VOTING POWER
   SHARES                        500,000
BENEFICIALLY        8   SHARED VOTING POWER
  OWNED BY                             0
   EACH             9   SOLE DISPOSITIVE POWER
 REPORTING                       500,000
PERSON WITH         10  SHARED DISPOSITIVE POWER
                                       0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          500,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.55%

14 TYPE OF REPORTING PERSON*
          IN



          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 09776J 10 1                                          Page 3 of 7 Pages

          This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares"), of The Bon-Ton Stores, Inc., a Pennsylvania corporation (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D, dated July 24, 2006, as filed by Mr. Raiff (as defined herein), as amended (the "Statement"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement. The Statement is supplementally amended as follows to report that, as a result of the recent disposition of shares of the Issuer, Mr. Raiff may no longer be deemed the beneficial owner of more than five percent of the Shares.


Item 2.   Identity and Background.

          (a), (b) and (c) This Schedule 13D/A is being filed on behalf of Robert M. Raiff ("Mr. Raiff"). The business address of Mr. Raiff is 152 West 57th Street, New York, New York 10019.

          Mr. Raiff is the president of Raiff Partners, Inc., a Delaware corporation ("Raiff Partners"), which acts as the manager of Centurion Investors, LLC, a Delaware limited liability company ("Centurion"). Centurion is the general partner of Centurion Long Term Strategies, LP ("CLTS"). Raiff Partners is also the general partner of Centurion Investment Group, Ltd., which is the general partner of Centurion Partners, LP ("Centurion Partners"). Mr. Raiff is also the president of the sole general partner of Centurion Advisors, L.P. ("Centurion Advisors"), which manages advisory accounts on a discretionary basis and serves as Investment Manager of Centurion Long-Term Strategies Overseas, Ltd. ("Centurion Overseas" and, collectively with Centurion Partners and CLTS, the "Funds"). The Funds, collectively, are the record holder of 500,000 shares (the "Shares") of common stock of the Issuer (the "Common Stock"). Mr. Raiff's principal occupation is an investor.

          (d) and (e) During the last five years, Mr. Raiff (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Raiff is a United States citizen.

Item 5.   Interest in Securities of the Issuer.

          (a) and (b) Based on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 7, 2006, there were 14,075,259 shares of Common Stock, par value $0.01 per share, issued and outstanding as of September 1, 2006. Mr. Raiff, as president and sole shareholder of Raiff Partners and as the president of the sole general partner of Centurion Advisors, has the sole power to direct the voting and disposition of the 500,000 shares of Common Stock owned by the Funds and, as such, beneficially owns such 500,000 shares of Common Stock or approximately 3.55% of the outstanding shares of Common Stock.

CUSIP No. 09776J 10 1                                          Page 4 of 7 Pages


          (c) The following is a listing of transactions in the Shares during the past 60 days.

          The following transactions were effected by Centurion Partners as open market purchases and sales on the Nasdaq National Market.


          Transaction    Type of         Number of        Price per
              Date     Transaction        Shares            Share
          -----------  -----------       ---------        ---------

             9/5/06        Buy             2,800            26.74
             9/6/06        Buy             2,000            26.17
             9/7/06        Buy             3,000            26.11
            9/11/06        Buy             3,000            26.15
            9/12/06        Buy             4,200            26.95
            9/13/06        Buy            10,000            28.02
            9/13/06        Buy             9,000            27.98
            9/14/06        Buy             8,500            27.92
            9/15/06        Buy             3,000            28.46
            9/15/06        Buy             3,000            28.87
            9/15/06        Buy             2,000            28.89
            9/18/06        Buy             2,300            27.94
            9/19/06        Buy             3,000            28.65
            9/20/06        Buy            10,000            29.84
            9/20/06        Buy            10,000            30.01
            10/3/06        Buy             5,000            29.82
            10/3/06        Buy             5,000            30.42
            10/4/06        Buy            11,000            30.83
            10/5/06        Buy             3,800            33.26
            10/6/06        Buy             2,000            34.02
            10/9/06        Buy             3,300            33.95
           10/10/06        Buy             2,900            34.55
           10/10/06        Buy             2,000            34.85
           10/11/06        Buy             1,300            35.32
           10/12/06        Buy             2,300            35.77
           10/13/06        Buy               600            37.49
           10/19/06       Sell             6,100            37.46
           10/23/06        Buy             1,000            38.17
           10/23/06        Buy               600            37.95
           10/25/06        Buy             1,100            38.35
           10/25/06        Buy             2,400            38.20
           10/26/06       Sell            12,300            37.15
           10/30/06       Sell            38,000            35.95

CUSIP No. 09776J 10 1                                          Page 5 of 7 Pages


          The following transactions were effected by CLTS as open market purchases and sales on the Nasdaq National Market.


          Transaction    Type of         Number of        Price per
              Date     Transaction        Shares            Share
          -----------  -----------       ---------        ---------

            9/19/06       Sell            27,400            28.47
            9/25/06       Sell            26,800            29.41
            9/26/06       Buy              3,000            29.79
            9/26/06       Buy              2,500            29.78
            9/26/06       Sell            24,000            29.54
            9/27/06       Buy              2,000            30.52
            9/27/06       Buy              3,000            31.04
            9/28/06       Buy              5,000            29.60
            9/29/06       Buy              8,000            30.03
            10/2/06       Buy              4,400            30.21
            10/5/06       Buy              3,300            33.26
            10/5/06       Sell            31,600            31.78
            10/6/06       Buy              1,900            34.02
            10/9/06       Buy              3,000            33.95
           10/10/06       Buy              2,600            34.55
           10/10/06       Buy              1,900            34.85
           10/11/06       Buy              1,100            35.32
           10/12/06       Buy              2,000            35.77
           10/13/06       Buy                600            37.49
           10/16/06       Buy                600            37.44
           10/17/06       Buy                600            36.88
           10/19/06       Buy              2,000            37.30
           10/19/06       Buy              1,000            37.55
           10/19/06       Buy              2,000            37.59
           10/19/06       Sell            19,100            37.46
           10/23/06       Buy              1,300            38.17
           10/23/06       Buy                900            37.95
           10/24/06       Buy              4,400            38.28
           10/24/06       Buy              4,400            37.92
           10/25/06       Buy              1,100            38.35
           10/25/06       Buy              2,900            38.20
           10/25/06       Sell             7,800            37.67
           10/26/06       Sell            37,900            37.15
           10/30/06       Sell           116,700            35.95

CUSIP No. 09776J 10 1                                          Page 6 of 7 Pages


          The following transactions were effected by Centurion Overseas as open market purchases and sales on the Nasdaq National Market.

          Transaction    Type of         Number of        Price per
              Date     Transaction        Shares            Share
          -----------  -----------       ---------        ---------

            9/19/06       Sell            16,900            28.47
            9/25/06       Sell            16,500            29.41
            9/26/06       Sell            14,900            29.54
            10/2/06       Buy              2,600            30.21
            10/5/06       Buy              1,900            33.26
            10/5/06       Sell            18,400            31.78
            10/6/06       Buy              1,100            34.02
            10/9/06       Buy              1,700            33.95
           10/10/06       Buy              1,500            34.55
           10/10/06       Buy              1,100            34.85
           10/11/06       Buy                600            35.32
           10/12/06       Buy              1,200            35.77
           10/13/06       Buy                300            37.49
           10/16/06       Buy                400            37.44
           10/17/06       Buy                400            36.88
           10/19/06       Sell            11,000            37.46
           10/23/06       Buy                700            38.17
           10/23/06       Buy                500            37.95
           10/24/06       Buy                600            38.28
           10/24/06       Buy                600            37.92
           10/24/06       Sell               900            37.97
           10/25/06       Buy                800            38.35
           10/25/06       Buy              1,700            38.20
           10/26/06       Sell            21,800            37.15
           10/30/06       Sell            67,400            35.95



          (d) Except for the Funds, Raiff Partners, Centurion, Centurion Advisors and Centurion Investment Group, L.P., which may have the right to receive or the power to direct the receipt of dividends from the Common Stock, no other person is known by Mr. Raiff to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Mr. Raiff.

          (e) On October 30, 2006, Mr. Raiff ceased to be the beneficial owner of more than five percent of the Shares.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  November 1, 2006              /s/ Robert M. Raiff
                                     -------------------------------------------
                                     Robert M. Raiff